Panama is making the invitation only in those jurisdictions where it is legal to do so. The invitation is void in all jurisdictions where it is prohibited. If materials relating to the invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the invitation be made by a licensed broker or dealer and any joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the invitation shall be deemed to be made by such joint dealer manager or such affiliate on behalf of Panama in that jurisdiction.

The Republic of Panama

Notice of Invitation to Holders to Submit Offers to Exchange

10.75% U.S. Dollar-Denominated Global Bonds due 2020

(the “2020 Bonds”);

9.375% Global Bonds due 2023

(the “2023 Bonds”);

8.875% U.S. Dollar-Denominated Global Bonds due 2027

(the “2027 Bonds”);

9.375% U.S. Dollar-Denominated Global Bonds due 2029

(the “2029 Bonds”); and

8.125% Global Bonds due 2034

(the “2034 Bonds”, and, together with the 2020 Bonds, the 2023 Bonds, the 2027 Bonds and the 2029

Bonds, the “old bonds”),

in a reverse modified Dutch auction for

U.S. Dollar-Denominated Amortizing Global Bonds due 2036

(the “2036 Bonds”)

THE INVITATION WILL COMMENCE TODAY, JANUARY 10, 2006, AND EXPIRE AT 4:30

P.M. (NEW YORK CITY TIME) ON JANUARY 17, 2006, UNLESS EXTENDED OR EARLIER

TERMINATED. PANAMA REFERS TO THIS DATE, AS SO EXTENDED OR EARLIER

TERMINATED, AS THE “EXPIRATION DATE.” THE 2036 BONDS WILL BE READY FOR

DELIVERY IN BOOK-ENTRY FORM ONLY THROUGH THE FACILITIES OF THE

DEPOSITORY TRUST COMPANY, OR DTC ON OR ABOUT JANUARY 26, 2006.

The Republic of Panama (“Panama”) hereby announces an invitation (the “invitation”) to holders of the old bonds to submit one or more offers to exchange old bonds for newly issued 2036 Bonds in a reverse modified Dutch auction, on the terms and subject to the conditions described in the Prospectus Supplement dated January 10, 2006 (the “Prospectus Supplement”), to the Prospectus dated November 4, 2005 attached thereto (the “Prospectus”), under which each U.S.$1,000 original principal amount of each series of old bonds will be exchanged for a principal amount of 2036 Bonds equal to:

U.S.$1,000	x	the relevant Old Bond Exchange Price
the 2036 Bond Issue Price

subject to the rounding and accrued interest payment considerations discussed below.

For purposes of these formulas, the “Old Bond Exchange Price” is the price per U.S.$1,000 of principal amount for the relevant series of old bonds as determined pursuant to the reverse modified Dutch auction, and the “2036 Bond Issue Price” is the price per U.S.$1,000 principal amount set for the 2036 Bonds (as described in the Prospectus Supplement).

Each exchanging holder of old bonds will also receive an amount in cash in U.S. dollars equal to the accrued but unpaid interest from the last interest payment date for each relevant old bond on the outstanding principal amount of its old bonds accepted for exchange to (but not including) the settlement date.

Because Panama will issue 2036 Bonds only in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof, the aggregate principal amount of the 2036 Bonds that will be issued to any exchanging bondholder pursuant to all of its accepted exchange offers, if not an integral multiple of U.S.$1,000, will be rounded downward to the nearest integral multiple of U.S.$1,000, and the exchanging bondholder will receive an amount in cash in U.S. dollars in respect of such rounding equal to the decrease in aggregate principal amount of the 2036 Bonds that such exchanging bondholder will receive as a result of such rounding multiplied by the 2036 Bond Issue Price, as set forth in the Prospectus Supplement.

The 2036 Bonds will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to the 2020 Bonds, the 2023 Bonds, the 2027 Bonds, the 2029 Bonds and much of Panama’s outstanding public external indebtedness. Under these provisions, which are described in the Prospectus and Prospectus Supplement, among other things, Panama may amend the payment provisions of the 2036 Bonds and certain other terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding 2036 Bonds.

Panama will pay the principal of the 2036 Bonds in three equal annual installments on January 26 of each year, commencing on January 26, 2034.

At or around 9:00 A.M., New York City time, on the expiration date, or as soon as practicable thereafter, Panama will announce the 2036 Bond Spread and the maximum clearing spread for each of the old bonds. Such announcement will be made by press release issued to the Reuters News Services and by publication of a notice on the website of the Luxembourg Stock Exchange (http://www.bourse.lu), each as described in the Prospectus Supplement and will also be available, free of charge, at the offices of the Luxembourg exchange agent.

Any bondholder wishing to submit an exchange offer must deliver, or arrange to have delivered its exchange offer as described below at or before 4:30 P.M., New York City time, by January 17, 2006, unless the expiration date is earlier terminated or extended by Panama. Panama may, in its sole and absolute discretion, terminate the invitation (including with respect to exchange offers submitted prior to the time of the termination), extend the invitation past the originally scheduled expiration date, or amend the invitation from time to time in any fashion at any time prior to the announcement, on the announcement date, of the acceptance of any exchange offers by press release issued to the Reuters News Services.

The exchange of the old bonds for the 2036 Bonds in relation with the invitation will be pursuant to a reverse modified Dutch auction under which holders of old bonds will be invited to submit one or more competitive offers (which would specify the maximum spread lower than the maximum clearing spread announced by Panama that a holder of the old bonds would be willing to accept as a clearing spread, referred to as the “offer spread”) or a non-competitive offer (which would not specify a spread or specify a spread that is equal or greater than the maximum clearing spread). If you elect to submit a competitive offer, your bond instructions must specify an offer spread in increments of 0.01%. If a holder of old bonds submits a competitive offer and Panama accepts such competitive offer, such holder will be entitled to the benefit of the applicable clearing spread, even if such holder specified a higher offer spread in its competitive offer. If, however, a holder of old bonds specifies an offer spread that is lower than the clearing spread selected by Panama, such holder will not be entitled to participate in the exchange of the old bonds for the 2036 Bonds. Alternatively, if a holder of old bonds submits a non-competitive offer, such holder will be entitled to the benefit of the clearing spread selected by Panama. Accepted offers are subject to proration, as described in the Prospectus Supplement under “Terms of the Invitation—Acceptance of Exchange Offers; Proration.”

A holder of old bonds may submit a non-competitive offer by specifying the series and principal amount of old bonds that are the subject of such bondholder’s noncompetitive offer without designating an offer spread or specifying a spread that is equal or greater than the maximum clearing spread. Alternatively, a holder of old bonds may submit one or more competitive offers by submitting or causing to be submitted an exchange offer including offer spreads for each relevant series of old bonds. In the case of either a competitive or non-competitive offer, only a direct participant in Euroclear Bank S.A./N.V., as operator of the Euroclear system plc (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), Luxembourg may submit an exchange offer, which includes bond instructions, to Euroclear or Clearstream, Luxembourg. If you desire to offer your old bonds and your old bonds are held through Euroclear or Clearstream, Luxembourg, you must arrange for a direct participant in Euroclear or Clearstream, Luxembourg to deliver your exchange offer, which includes your bond instructions, to Euroclear or Clearstream, Luxembourg in accordance with the deadlines specified by Euroclear or Clearstream, Luxembourg. Only a direct participant in Euroclear or Clearstream, Luxembourg may submit an exchange offer to Euroclear or Clearstream, Luxembourg.

If you hold old bonds through The Depository Trust Company (“DTC”), you must arrange for a direct participant in DTC to submit your exchange offer to DTC through DTC’s Automated Tender Offer Program (“ATOP”) and follow the procedure for book-entry transfer set forth below. DTC has confirmed that the invitation is eligible for ATOP. Accordingly, a DTC participant whose name appears on a security position listing as the holder of the old bonds must electronically transmit its submission of an exchange offer by causing DTC to irrevocably transfer old bonds in the participant’s account to the exchange agent’s account at DTC in accordance with DTC’s ATOP procedures for such a transfer. DTC will only process exchange offers submitted through DTC’s ATOP system at or prior to 4:15 P.M., New York City time, on the Expiration Date. Your offer must be submitted through DTC’s ATOP system in accordance with the deadlines and procedures established by DTC, and an Agent’s Message with respect to your exchange offer must be received by the exchange agent at or prior to 4:30 P.M., New York City time, on the Expiration Date.

You may request that a joint dealer manager submit an exchange offer on your behalf. In order to do this, you will need to communicate your request to such joint dealer manager, who is under no obligation to act on your behalf and may impose additional conditions on exchange offers made by such joint dealer manager on your behalf.

The exchange offer procedures are described in the Prospectus Supplement under “Terms of the Invitation—Procedures for Submitting Exchange Offers.”

Panama reserves the right, in its sole discretion, not to issue any 2036 Bonds. Exchange offers will become irrevocable upon expiration of the invitation on the expiration date. However, any exchange offers may be withdrawn prior to the expiration of the invitation on the expiration date in accordance with the procedures described in the Prospectus Supplement.

Application has been made to list the 2036 Bonds on the Luxembourg Stock Exchange and to have the 2036 Bonds trade on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange

The Prospectus Supplement and the Prospectus incorporate by reference Panama’s Annual Report on Form 18-K for 2004 that has been filed with the U.S. Securities and Exchange Commission (“SEC”). Copies of the Prospectus Supplement, the Prospectus and Panama’s Annual Report on Form 18-K can be obtained free of charge at the office of the Luxembourg Listing Agent. The Prospectus referred to above is incorporated herein by reference and may be accessed by clicking the following hyperlink:

http://www.sec.gov/Archives/edgar/data/76027/000119312505214438/dsba.htm.

Holders of old bonds considering participating in the invitation should carefully consider the risk factors discussed under “Risk Factors” in the Prospectus Supplement.

J.P. Morgan Bank Luxembourg S.A.	Dexia Banque Internationale à Luxembourg, société anonyme
As Luxembourg listing agent for the invitation	As Luxembourg exchange agent for the invitation

The Luxembourg exchange agent shall be able to perform all services (or agency functions) in connection with the invitation,

and all documentation in connection with the invitation will be available free of charge at its offices in Luxembourg.

The clearing reference numbers for the old bonds are as follows:

	ISIN	Common Code
2020 Bonds	US698299AM62	011426743
2023 Bonds	US698299AS33	015897309
2027 Bonds	US698299AD63	008023972
2029 Bonds	US698299AK07	009626611
2034 Bonds	US698299AT16	018498723

The exchange agent for the invitation is:	The information agent for the invitation is:

Citibank, N.A.

Citigroup Centre, Canada Square

Canary Wharf

London E14 5LB

Attention: Exchange Operations

Reference: Republic of Panama Exchange Offer

Telephone: +44 20 7508 3867

Facsimile: +44 20 7508 3866

E-mail: exchange.gats@citigroup.com

D.F. King & Co. Inc. New York, New York Banks & Brokers: Call Collect 1-212-269-5550 All others: Toll Free 1-800-290-6431 London Telephone: +44-20-7920-9700

The joint dealer managers for the invitation are:

HSBC New York, New York Inside the U.S.: Toll Free 1-866-898-6997 Outside the U.S.: Call Collect 1-212-525-5319	JPMorgan New York, New York Inside the U.S.: Toll Free 1-877-217-2484 Outside the U.S.: Call Collect 1-212-834-7306

UNITED KINGDOM: Stabilisation/FSA

Panama has filed a registration statement (including the prospectus and the prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents Panama has filed with the SEC for more complete information about Panama and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers, the information agent, the exchange agent or the Luxembourg exchange agent will arrange to send you the prospectus if you request it by calling any of HSBC toll-free at 1-866-898-6997, JPMorgan toll-free at 1-877-217-2484 or the information agent toll-free at 1-800-290-6431.

January 10, 2006